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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A*
(*Amendment No. 2)

Under the Securities Exchange Act of 1934

MEXICO EQUITY & INCOME FUND
Common Shares

CUSIP Number 592834 10 5

Richard J. Shaker
D.B.A. Shaker Financial Services
1094 Magothy Circle
Annapolis, Maryland 21401

December 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

{ x } Rule 13d-1(b)
{   } Rule 13d-1(c)
{   } Rule 13d-1(d)

CUSIP No.: 46062H 10 0

1.    Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Richard J. Shaker, DBA Shaker Financial Services
IRS TIN 51-0434319

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   (Not Applicable)
(b)   (Not Applicable)

3.     SEC Use Only

4.     Citizenship or Place of Organization

Richard J. Shaker is a U.S. citizen.

Number of shares Beneficially by Owned by Each Reporting Person with:	5. Sole Voting Power: 7,100 6. Shared Voting Power: 0 7. Sole Dispositive Power: 7,100 8.Shared Dispositive Power: 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person.

Accounts managed by Richard J. Shaker, doing business as Shaker Financial Services, own 7,100 shares, 0.3% of the outstanding shares of the company. No additional shares are beneficially owned by Mr. Shaker, his relatives, or, to his knowledge, by any of his clients.

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.     Percent of Class Represented by Amount in Row (9): (Not Applicable)

12.     Type of Reporting Person (See Instructions)

Richard J. Shaker D.B.A. Shaker Financial Services is an investment adviser (IA)

Item 1.

(a)  Name of Issuer:

MEXICO EQUITY & INCOME FUND

(b)     Address of Issuer’s Principal Executive Office:

622 Third Avenue
New York, NY 10017

Item 2.

(a)     Name of Person Filing:

             Richard J. Shaker, DBA Shaker Financial Services

(b)    Address of Person Filing

                       1094 Magothy Circle
                       Annapolis, MD 21401

Item 3.         If this state is filed pursuant to §§240.13d-1(b) or 24013d-2(b) or (c), check whether the person filing is a:

(e) [x] person registered as an investment advisor under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state

Item 4. Ownership.

(a) Amount Beneficially Owned: Accounts managed by Richard J. Shaker, doing business as Shaker Financial Services, owns 7,100 shares.

(b) Percent of Class: 0.3%

(c) Number of Shares to which such person has

(i)    sole power to vote or to direct the vote:                               7,100
(ii)   shared power to vote or to direct the vote:                                 0
(iii)  sole power to dispose or to direct the disposition of:        7,100
(iv)  shared power to dispose or to direct the disposition of:          0

Item 5.       Ownership of Five Percent or Less of a Class.   This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of this class of securities.

Item 6.        Owners of More than Five Percent on Behalf of Another Person. (Not Applicable)

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.   (Not Applicable)

Item 8.        Identification and Classification of Members of the Group. (Not Applicable)

Item 9.         Notice of Dissolution of Group. (Not Applicable)

Item 10.       Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2006                                     By: /s/ Richard J. Shaker
                                                                                       Richard J. Shaker, Investment Manager